

Navaid Jamal · 3rd

Optimistic, Promoter of Growth & Opportunity

Buffalo-Niagara Falls Area · **Contact info**

500+ connections

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Bruin Biometrics, LLC

Houston Baptist University

About

A business & technology leader with over 25 years of progressive experience in IT, software development, project management, & management consulting. Results driven approach in leading large multi-million $$ projects with local and virtual resources. Detail oriented technologist with global experience, executing challenging & complex projects with a proven track record of consistently over delivering at or under budget. Excellent interp ...see more

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Article



imG

Is your IT driving you NORTH?

Navaid Jamal on LinkedIn

We engaged many of our prospects and clients about setting their direction. The answer did not surprise us. Many of them looked at their IT as their direction setter. It is true that IT is an integral part of every organization but, it is not what is setting your direction. Our point of view is that IT is merel...

Article



SLA

CIO/CTO - Keep your SLA Rainbow in check!

Navaid Jamal on LinkedIn

SLAs You own one of the central and most demanding services in your organization. The scope of these services goes well beyond your organizational boundaries. It extends to internal customers such as employees & contractors as well as external customers such as clients and vendor...

Activity

1,700 followers

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Navaid Jamal reshared a post • 2mo

Join to Improve your PM knowledge.
#projectmanagement

Welcome! You are invited to join a meeting: The Uruk Ten Steps of Project Success. After registering, you w...

us02web.zoom.us • 1 min read

Navaid Jamal commented on a post • 3mo

Aim high!

3,360 | 171 comments

Navaid Jamal commented on a post • 3mo

Congrats!

281 | 124 comments

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Experience

Director Of Software Development

Bruin Biometrics, LLC

Feb 2021 - Present · 1 yr 4 mos

Buffalo-Niagara Falls Area

Healthcare Software Leader, Medical Device Software, EMR/EHR integration, Software Implementation Strategy, Vendor & Partner Management

Founder

IMG Advisors LLC

Oct 2015 - Present · 6 yrs 8 mos

Buffalo/Niagara, New York Area

Business advisory and technology consulting work for clients resulting in project management, web development, software processes, software frameworks, technology road maps, and enterpri ...see more





Director - App Dev & Delivery

Tridius Technologies

Oct 2019 - Aug 2020 · 11 mos

Dallas, Texas, United States

Azure DevOps, Dynamics 365, App Dev Consulting Leader, Agile Project Management, Software Development and Implementation

Manager and PMO
MAIDIS SAS
May 2009 - Sep 2015 · 6 yrs 5 mos
United Arab Emirates

Healthcare Information Systems Development, Implementation, Business Development, Program Management, & Process Improvement Advisory

Director
Access Consulting Limited
May 2008 - Dec 2008 · 8 mos
United Arab Emirates

Head of Operations for Consulting Practice

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Education

Houston Baptist University
MBA, International Business Management
1997 - 2001

Studied MBA

University of Houston
B.Sc., Computer Science
1990 - 1994
Activities and societies: Golden Key International Honour Society

Studied Computer Science

Licenses & certifications

PMP
Project Management Institute
Issued Jun 2005 · No Expiration Date
Credential ID 547684

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Certified ScrumMaster (CSM)
Scrum Alliance
Issued Mar 2019 · Expires Mar 2023
Credential ID 1026885

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Volunteering

VP, Communications
GPPMA - Global Project & Process Management Association
Jun 2008 - Dec 2011 · 3 yrs 7 mos
Education

As VP, Marketing and Communications, I developed strategy and operated the activity related to Marketing and Communications including but not limited to Budget creation, Brochures/Pamp ...see more

Houston Area Director
Project Management Institute
May 2006 - May 2008 · 2 yrs 1 mo
Education

Worked as Director for Organizing and Running PMI activities for the Houston, Southwest venue.

Skills

PMP · 31

Endorsed by Asad Jafari who is highly skilled at this

Endorsed by 4 colleagues at PwC

Change Management · 26

Endorsed by 3 colleagues at PwC

Project Management · 24

Endorsed by Asad Jafari who is highly skilled at this

Endorsed by 4 colleagues at PwC

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Recommendations

Received Given

Reginald (Rusty) Hillmon · 3rd
This is the source of found part time services
June 14, 2009, Reginald (Rusty) managed Navaid directly

Navaid,

Is among the most talented developers I have worked with. His skills left me believing that he could handle any task we ever received and his assignments reflected that confidence. He is very a ...see more

Michael R. · 3rd
Architect, Product Leader, Patented Inventor and Speaker

February 5, 2007, Michael managed Navaid directly

Navaid is a skilled engineer and a technical leader. He was responsible for a group of architectures at ADP as well as directing others in technical assignments and details. Navaid leads with a fine example, and displays an admirable integrity in his work. I would gladly work with Navaid again, and I strongly recommend him for any technical management position.

Courses

Computer Science

Associated with University of Houston

MBA

Associated with Houston Baptist University

Languages

English

Native or bilingual proficiency

Organizations

Golden Key National Honor Society

Lifetime Member · May 1994 – Present

Associated with University of Houston

Top 10-12% Nationwide by invitation only

Interests

Influencers Companies Groups Schools



HH Sheikh Mohammed Bin Rashid Al Maktoum

We are building a new reality for our people, a new future for our children, and a new model of development

2,535,192 followers



Bill Gates · 3rd

Co-chair, Bill & Melinda Gates Foundation

35,577,446 followers

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Causes

Education • Environment • Health • Human Rights • Science and Technology